Exhibit 5

April 12, 2006

United Rentals, Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06831

Re:	Registration Statement on Form S-8
Relating to 3,850,000 Shares of Common Stock

Gentlemen:

Reference is made to the registration statement (the “Registration Statement”) relating to up to 3,850,000 shares of Common Stock, par value $.01 per share, of United Rentals, Inc. (the “Company”), that may from time to time be issued by the Company pursuant to the United Rentals, Inc. 1998 Stock Option Plan and the United Rentals, Inc. 1998 Supplemental Stock Option Plan referenced in the Registration Statement (the “Plans”). Such shares are referred to as the “Plan Shares.”

I have reviewed copies of the Amended and Restated Certificate of Incorporation of the Company (including amendments thereto), the By-laws of the Company, the Registration Statement and exhibits thereto and have examined such corporate documents and records and other certificates, and have made such investigations of law, as I have deemed necessary in order to render the opinion hereinafter set forth.

Based upon and subject to the foregoing, we are of the opinion that the Plan Shares, when issued in accordance with the terms of the Plan and any applicable agreement governing the issuance of such shares, will be duly authorized, validly issued, fully paid and non-assessable.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, I do not hereby admit that I come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/S/ Matthew C. Womble

Matthew C. Womble
Vice President, Deputy General Counsel